SKK Holdings Limited

27 First Lok Yang

Singapore 629735

October 30, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Babette Cooper

Re:	SKK Holdings Limited
Draft Registration Statement on Form F-1
Submitted September 20, 2023
CIK No. 0001991261

Ladies and Gentlemen:

By letter dated October 17, 2023, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided SKK Holdings Limited (the “Company”) with comments on the Company’s Draft Registration Statement on Form F-1, described above. This letter contains the Company’s responses to the Staff’s comments. Concurrently herewith, the Company is filing Amendment No. 1 to Draft Registration Statement on Form F-1 (the “Registration Statement Amendment”).

Registration Statement submitted September 20, 2023

General

1.	Please revise your website URL in the filing, as the current URL you disclose does not exist.

RESPONSE: We note the Staff’s comment and respectfully clarify for the Staff that we activated the website for the current URL.

Financial Information in United States Dollars, page 2

2.	We note you disclose your reporting currency is the Singapore Dollar and that this prospectus contains translations of certain foreign currency amounts into United States Dollars for the convenience of the reader. However, disclosure in other parts of your filing, including in Note 2 to your consolidated financial statements on page 126, indicates the reporting currency of the company is the United States Dollar (“US$”) and the accompanying consolidated financial statements have been expressed in US$. Please advise. In addition, please explain to us why you translate financial information included in your Results of Operations Data and Balance Sheet Data tables on page 38 into Singapore Dollars when your reporting currency is the US$ for your consolidated financial statements.

RESPONSE: We note the Staff’s comment and respectfully clarify for the Staff that we corrected the disclosure on page 2 of the Registration Statement Amendment and updated the tables on page 38 to reflect the financial information in US dollars instead of Singapore dollars.

Prospectus Summary, page 8

3.	Please disclose here and in the applicable risk factors the number of shares the selling shareholders are offering for resale.

RESPONSE: We note the Staff’s comment and respectfully advise that the number of shares to be offered by the selling shareholders will depend on the total size of the offering, which is still to be finalized. We will update this information in a future filing.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

4.	Please revise to discuss any known trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on the company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. For example, to the extent known, expand your MD&A to discuss the impact of economic conditions, including inflation, supply chain disruptions, and labor shortages. Refer to Item 5.D. of Form 20-F.

RESPONSE: We note the Staff’s comment and respectfully clarify for the Staff that we revised the disclosure on the expected impact of economic conditions on page 39 of the Registration Statement Amendment.

Business, page 63

5.	We note your disclosure on page 63 that at December 31, 2022 you had nine civil engineering services projects in progress and, as of the date of the prospectus, you have successfully tendered/quoted for five additional new civil engineering services projects. Please describe these projects in greater detail, such as the type of project, the material terms of the agreements relating to these projects, the anticipated completion dates, and any material risks associated with these projects.

RESPONSE: We note the Staff’s comment and have revised the disclosure on page 63 of the Registration Statement Amendment.

Principal and Selling Shareholders, page 91

6.	We note that most of the selling shareholders in the primary offering are also selling in the resale offering. Please also disclose the number of shares owned by the beneficial owners after the resale offering.

RESPONSE: We note the Staff’s comment and have revised the selling shareholder table on page 92 of the Registration Statement Amendment to add columns showing the number and percentage of Ordinary Shares the selling shareholders will own after the resale of Ordinary Shares in the resale offering (assuming all Ordinary Shares being offered pursuant to the Resale Prospectus are in fact sold). We respectfully clarify for the Staff that the number of shares to be sold by the Selling Shareholders in the primary offering will depend on the amount to be raised in the offering, and the number of shares to be registered for resale in the resale offering has not yet been determined. These numbers will be updated in a future filing once the primary offering amount and the number of Ordinary Shares to be registered for resale in the resale offering have been determined.

7.	Please disclose the addresses of the entities that are selling shareholders.

RESPONSE: We note the Staff’s comment and respectfully clarify for the Staff that we disclosed the addresses of the entities that are selling shareholders on page 92 of the Registration Statement Amendment.

Related Party Transactions, page 93

8.	Please provide the disclosure required by Item 7.B of Form 20-F for the preceding three financial years up to the date of the prospectus, including the names of the related parties, the amount involved and the material terms of the transactions. Also disclose the securities issuances to the related parties that you describe on page 104 and the amounts due to related parties that you describe on page 134.

RESPONSE: We note the Staff’s comment and respectfully clarify for the Staff that we revised the disclosure on related party transactions on page 93 and page 138, the securities issuances to the related parties on page 104 and the amounts due to related parties on page 134 of the Registration Statement Amendment.

Consolidated Balance Sheets, page 120

9.	We note the contract assets reported in your consolidated balance sheets. Please revise to provide the disclosures required for contract balances, in accordance with ASC 606-10-50-8 to 10; or, tell us why this does not apply to you.

RESPONSE: We note the Staff’s comment and respectfully clarify for the Staff that we updated the disclosure on contract assets significant accounting policy disclosure on page 48, page 126 and page 134 of the Registration Statement Amendment.

Consolidated Statements of Operations and Comprehensive Income, page 121

10.	It appears cost of revenue does not include any depreciation or amortization expense and you present a subtotal for gross profit. Please tell us how your presentation complies with SAB Topic 11.B. In this regard, if depreciation or amortization is not allocated to cost of revenue, you should remove the gross profit subtotal from your statements of operations and re-label the cost of revenue line item to indicate that it excludes depreciation and amortization. As appropriate, please also revise your cost of revenue significant accounting policy disclosure to clarify whether depreciation and amortization expense is included.

RESPONSE: We note the Staff’s comment and respectfully clarify for the Staff that we revised the disclosure on cost of revenue significant accounting policy disclosure on page 50 and page 128 of the Registration Statement Amendment. We revised the disclosure on Consolidated Statements of Operations and Comprehensive Income on page 121 of the Registration Statement Amendment.

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page 127

11.	We note your disclosure stating you recognize revenue by estimating total costs under the input method. You state that contract costs consist of both direct and indirect costs. Please clarify the nature of the contract costs included in your calculations and tell us why you believe your input methodology properly depicts your performance in transferring control of the services promised. Reference is made to ASC 606-10-55-20 and 21.

RESPONSE: We note the Staff’s comment and respectfully clarify for the Staff that we revised the disclosure on revenue recognition accounting policy disclosure on page 128 of the Registration Statement Amendment.

12.	We note you disclose in Note 3 - Disaggregation of Revenue that you have revenue recognized at a point in time. Please revise your revenue recognition policy to discuss these revenue arrangements, including the nature of these arrangements, description of goods or services provided, key terms, and the specific performance obligations. In addition, please discuss the significant judgments made in evaluating when a customer obtains control of promised goods or services under these arrangements. Refer to ASC 606-10-25-30 and 606-10-50-19.

RESPONSE: We note the Staff’s comment and respectfully clarify for the Staff that that we revised the disclosure on revenue recognition accounting policy disclosure on page 133 of the Registration Statement Amendment.

Signatures, page II-5

13.	Please revise the titles to reflect that the filing has been signed by individuals in their applicable capacities as principal executive officer, principal financial officer, controller or principal accounting officer and director. See the signature requirements in Form F-1.

RESPONSE: We note the Staff’s comment and respectfully clarify for the Staff that we corrected the disclosure on page II-5 of the Registration Statement Amendment.

Exhibit Index, page II-4

14.	We note that you intend to use a portion of the net proceeds to repay interest-free loans from Ms. Liao. Please file as an exhibit your debt agreements with Ms. Liao. See Item 601(b)(10)(ii)(A) of Regulation S-K.

RESPONSE: We note the Staff’s comment and respectfully clarify for the Staff that we filed the Company’s loan agreement with Ms. Liao as an exhibit to the Registration Statement Amendment.

15.	We note your statement on page 57 that you have presented information and data from an industry report commissioned by you from Frost & Sullivan. Please file a consent as an exhibit to the registration statement pursuant to Rule 436 of the Securities Act.

RESPONSE: We note the Staff’s comment and respectfully clarify for the Staff that we filed the consent of Frost & Sullivan related to its industry report as an exhibit to the Registration Statement Amendment.

16.	Please file as exhibits any material agreements relating to your bank borrowings. See Item 601(b)(10)(i)(A) of Regulation S-K.

RESPONSE: We note the Staff’s comment and respectfully clarify for the Staff that we filed the agreement governing the Company’s term and overdraft loan facility with Maybank Singapore Limited as an exhibit to the Registration Statement Amendment.

Resale Shareholders, page Alt-1

17.	Please describe the material terms of the transactions pursuant to which the selling shareholders acquired the shares being offered.

RESPONSE: We note the Staff’s comment and respectfully clarify for the Staff that we disclosed the material terms of the transactions pursuant to which the selling shareholders acquired the shares being offered on page Alt-1 of the Registration Statement Amendment.

Sincerely,

SKK Holdings Limited

/s/ Koon Kiat Sze
Koon Kiat Sze
Chief Executive Officer

cc:	David L. Ficksman
R. Joilene Wood